VetPronto

PROFIT AND LOSS

January - December 2016

	TOTAL
INCOME	
Sales	868,711.31
Total Income	**$868,711.31**
COST OF GOODS SOLD	
Euthanasia Services	14,325.00
Laboratory Fees	55,511.78
Medical Supplies	2,730.50
Medications	73,965.71
Other Cost of Services	4,105.82
Processing Fees	25,781.07
Refunds - Client	8,482.01
Veternarian Expenses	464,698.45
Vet Clinic	28,513.00
Wages-COGS	50,609.22
Total Veternarian Expenses	**543,820.67**
Total Cost of Goods Sold	**$728,722.56**
GROSS PROFIT	**$139,988.75**
EXPENSES	
Advertising	484.64
Direct Mall	1,061.13
Door Hangers	3,477.30
Gift Cards	90.25
Marketing - Auto Expense	4,565.82
Marketing Experiments	4,173.15
Marketing Services	5,491.64
Paid Search	34,620.94
Social	3,794.02
Yelp	41,479.02
Total Advertising	**99,237.91**
Bank Charges	313.00
Computer	403.99
Dues And Subscriptions	200.99
Education and Training	288.00
Health Insurance	4,300.60
Insurance - Worker's Comp	2,863.00
Internet	3,033.03
Legal And Accounting	11,504.90
Licenses & Permits	451.85
Meals and Entertainment	4,115.08
Office Expenses	4,802.87
Material and Supplies	1,910.67
Web Services{55}	2,915.24
Total Office Expenses	**9,628.78**

	TOTAL
Office Supplies	2,584.92
Payroll Processing	1,802.03
Postage And Delivery	3,303.66
Reimbursement Expenses	1,141.06
Travel{35}	371.89
Total Reimbursement Expenses	**1,512.95**
Rent	14,569.67
Salaries & Wages	
Officers	227,051.28
Other	97,198.55
Total Salaries & Wages	**324,249.83**
Taxes & Licenses	
City	-549.00
Fees	400.00
Licenses/Permits	25.00
Payroll	31,164.24
State	1,008.00
Total Taxes & Licenses	**32,048.24**
Travel	103.67
Airfare	1,807.30
Auto Rental	102.70
Lodging	1,045.88
Taxi Trains Buses	7,065.53
Total Travel	**10,125.08**
Utilities	
Telephone	282.95
Total Utilities	**282.95**
Vet Recruiting	2,588.84
Vet Recruiting{100}	2,610.08
Total Vet Recruiting	**5,198.92**
Web Development	1,908.43
Web Services	4,922.91
Total Expenses	**$538,850.72**
NET OPERATING INCOME	$ -398,861.97
NET INCOME	$ -398,861.97